ORSUS XELENT TECHNOLOGIES, INC.
12th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang District
Beijing, People’s Republic Of China 100020
Tel: 86-10-85653777

October 16, 2008
VIA EDGAR FILING

Kathryn Jacobson Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Orsus Xelent Technologies, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed April 1, 2008
File No. 001-33456

Dear Ms. Jacobson,

I am the President and Chief Executive Officer of Orsus Xelent Technologies, Inc. and I am writing on behalf of the Company in connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 10, 2008, regarding the above referenced Form 10-K.

The Staff’s letter requested a response to the Staff’s comments within 10 business days from the date of the letter, or a notice informing the Staff of when we would provide the response. We are in the process of preparing the proper responses to the Staff’s comments and are coordinating our efforts with our auditors and legal counsel. We intend to provide the response to the Staff’s comments by November 3, 2008, which is 15 business days from the date of the Staff’s letter.

If you have any questions or require anything further in connection with this letter, please do not hesitate to contact myself or the Company’s legal counsel, Robert Matlin (212-536-4066) or Aaron Menzi (212-536-4883).

Yours sincerely,

/s/ Xin WANG

Xin WANG
President & Chief Executive Officer

cc:	Robert S. Matlin, Esq.
Aaron W. Menzi, Esq.